CYPRESS ENERGY PARTNERS, L.P.

5727 S. Lewis Avenue, Suite 300

Tulsa, Oklahoma 74105

(918) 748-3900

June 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Cypress Energy Partners, L.P. Registration Statement on Form S-3 File No. 333-204786

Ladies and Gentlemen:

Cypress Energy Partners, L.P., on its own behalf and on behalf of Cypress Energy Finance Corporation and the other registrant (the “Registrants”), hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on June 19, 2015, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 17, 2015

Very truly yours, CYPRESS ENERGY PARTNERS, L.P. By: Cypress Energy Partners GP, LLC, its general partner By: /s/ G. Les Austin G. Les Austin Vice President and Chief Financial Officer

cc:     Richard M. Carson, Cypress Energy Partners, L.P.

          Ryan J. Maierson, Latham & Watkins LLP